05053452

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.	**0001099391**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 27, 2005, Series 2005-SP1	**333-117232**

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE
PRODUCTS, INC.

By: ______________________
Name: Mark White
Title: Vice President

Dated: May 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ZRAAC05SP1_tieout - Price/Yield - 3A3

Balance	$57,000,000.00	Delay	24	WAC(3)	5.786	WAM(3)
Coupon	5.4	Dated	5/1/2005	NET(3)	5.5394	WALA(3)
Settle	5/31/2005	First Payment	6/25/2005			

Price	*1*	*2*	*3*	*4*	*5*
	Yield	Yield	Yield	Yield	Yield
99-00	5.521	5.555	5.724	5.935	6.124
99-04	5.509	5.536	5.671	5.840	5.991
99-08	5.497	5.517	5.618	5.745	5.858
99-12	5.485	5.499	5.566	5.650	5.725
99-16	5.473	5.480	5.513	5.555	5.593
99-20	5.461	5.461	5.461	5.461	5.461
99-24	5.449	5.442	5.409	5.367	5.329
99-28	5.437	5.424	5.357	5.273	5.198
100-00	5.426	5.405	5.305	5.179	5.067
100-04	5.414	5.387	5.253	5.085	4.936
100-08	5.402	5.368	5.201	4.992	4.805
100-12	5.390	5.350	5.150	4.898	4.675
100-16	5.379	5.331	5.098	4.805	4.545
100-20	5.367	5.313	5.047	4.712	4.415
100-24	5.355	5.294	4.995	4.620	4.286
100-28	5.344	5.276	4.944	4.527	4.157
101-00	5.332	5.258	4.893	4.435	4.028
WAL	17.36	9.03	2.74	1.43	1.01
Mod Durn	10.543	6.702	2.397	1.327	0.950
Mod Convexity	1.673	0.658	0.104	0.031	0.016
Principal Window	Jun05 - Aug28	Jun05 - May20	Jun05 - May12	Jun05 - Aug08	Jun05 - Jun07
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

Yield Curve Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	2.8589	3.1405	3.6074	3.7052	3.8194	4.0980	4.4410

340
20

ZRAAC05SP1_tieout - Price/Yield - 3A10

Balance	$25,000,000.00	Delay	24	WAC(3)	5.786	WAM(3)
Coupon	5	Dated	5/1/2005	NET(3)	5.5394	WALA(3)
Settle	5/31/2005	First Payment	6/25/2005			

Price	*1*	*2*	*3*	*4*	*5*
	Yield	Yield	Yield	Yield	Yield
99-27	5.028	4.988	4.979	4.975	4.962
99-31	5.012	4.947	4.931	4.924	4.903
100-03	4.996	4.905	4.883	4.874	4.844
100-07	4.980	4.863	4.836	4.823	4.785
100-11	4.964	4.822	4.788	4.773	4.727
100-15	4.948	4.780	4.740	4.723	4.668
100-19	4.933	4.739	4.693	4.673	4.609
100-23	4.917	4.697	4.646	4.623	4.551
100-27	4.901	4.656	4.598	4.573	4.493
100-31	4.885	4.615	4.551	4.523	4.435
101-03	4.870	4.574	4.504	4.473	4.377
101-07	4.854	4.533	4.457	4.424	4.319
101-11	4.838	4.492	4.410	4.374	4.261
101-15	4.823	4.451	4.363	4.325	4.203
101-19	4.807	4.410	4.317	4.275	4.145
101-23	4.792	4.369	4.270	4.226	4.088
101-27	4.776	4.329	4.223	4.177	4.030
WAL	10.89	3.38	2.91	2.73	2.30
Mod Durn	7.848	2.994	2.614	2.475	2.120
Mod Convexity	0.920	0.134	0.102	0.089	0.064
Principal Window	Dec05 - Mar24	Dec05 - Feb12	Dec05 - Jan11	Dec05 - Mar10	Dec05 - Mar09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

Yield Curve Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	2.8589	3.1405	3.6074	3.7052	3.8194	4.0980	4.4410

340
20

ZRAAC05SP1_tieout - Price/Yield - 4A1

Balance	#############	Delay	24	WAC(4)	5.786	WAM(4)
Coupon	7	Dated	5/1/2005	NET(4)	5.5394	WALA(4)
Settle	5/31/2005	First Payment	6/25/2005			

Price	*1*	*2*	*3*	*4*	*5*
	Yield	Yield	Yield	Yield	Yield
102-31 2/8	6.744	6.566	6.134	5.889	5.626
103-03 2/8	6.732	6.547	6.100	5.847	5.574
103-07 2/8	6.719	6.528	6.066	5.804	5.523
103-11 2/8	6.707	6.510	6.033	5.762	5.472
103-15 2/8	6.694	6.491	5.999	5.720	5.421
103-19 2/8	6.682	6.473	5.966	5.679	5.370
103-23 2/8	6.669	6.454	5.932	5.637	5.319
103-27 2/8	6.657	6.435	5.899	5.595	5.269
103-31 2/8	6.645	6.417	5.866	5.554	5.218
104-03 2/8	6.632	6.399	5.833	5.512	5.168
104-07 2/8	6.620	6.380	5.800	5.471	5.117
104-11 2/8	6.607	6.362	5.767	5.430	5.067
104-15 2/8	6.595	6.344	5.734	5.388	5.017
104-19 2/8	6.583	6.325	5.701	5.347	4.967
104-23 2/8	6.571	6.307	5.668	5.306	4.917
104-27 2/8	6.558	6.289	5.636	5.266	4.868
104-31 2/8	6.546	6.271	5.603	5.225	4.818
WAL	18.36	10.36	4.65	3.49	2.75
Mod Durn	9.647	6.478	3.606	2.881	2.368
Mod Convexity	1.505	0.772	0.263	0.170	0.115
Principal Window	Jun05 - Oct33	Jun05 - Oct33	Jun05 - Oct33	Jun05 - Oct33	Jun05 - Oct33
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

Yield Curve Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	2.8589	3.1405	3.6074	3.7052	3.8194	4.0980	4.4410

340
20

JPMorgan

Preliminary Structural and Collateral Term Sheet

$515,000,000 (approximate) of Senior Certificates

Residential Asset Acquisition Corp. 2005-SP1

Mortgage Pass-Through Certificates, RAAC 2005-SP1

05/11/2005

Features of the Transaction

- Offering consists of approximately [515] of Senior Certificates.
expected to be rated AAA by at least 2 of the Rating Agencies;
S&P, Moody's, Fitch.
- The Amount of Senior Certificates is approximate and may vary.
- The Credit Support for Pools 1,2,3 & 4 is Cross-Collateralized with respect to losses.

Preliminary Mortgage Pool(s) Data - Jumbo 30 Year

	Pool 1
	5.00% Pass-Thru
Collateral Type	30 Yr Jumbo
Outstanding Principal Balance	197,257,638
	425
Average Balance	479,442
Weighted Average Coupon	5.34%
Weighted Average Maturity	339
Weighted Average Seasoning	20
Weighted Average Loan-to-Value	67%
Weighted Average FICO Score	758
Geographic Distribution	CA(50%),WA(6%)
Full/Alt Documentation	79%
Purpose-Cash Out	54%
Single Family Detached	83%
Prepayment Penalty	5%

Key Terms

Issuer :	Residential Asset Acquisition Corp.
Underwriter :	J.P.Morgan Securities, Inc.
Depositor :	Residential Asset Mortgage Products, Inc.
Trustee:	TBD
Type of Issuance:	Public
Servicer Advancing:	Yes, Subject to Recoverability.
Prepayment Period:	Prior Calender Month
Compensating Interest:	Paid by primary servicers
Clean-Up Call / Optional Termination:	[10%] clean-up call (aggregate portfolio)
Legal Investment:	The Senior Certificates are Expected to be SMMEA at Settlement.
ERISA Eligible:	The Senior Certificates are Expected to be ERISA eligible subject to limitations set forth in the final prospectus supplement.
Tax Treatment:	REMIC
Structure:	Senior/Subordinate w/ Shifting Interest. and Subordinate Certificate Prepayment Lockout
Expected AAA Subordination:	2.00% +/- .50%
Rating Agencies:	At least 2 of 3; Moody's, S&P, Fitch
Registration:	Publicly Offered Certificates will be DTC

Preliminary Mortgage Pool(s) Data - Jumbo 30 Year

	Pool 2
	5.25% Pass-Thru
Collateral Type	30 Yr Jumbo
Outstanding Principal Balance	328,660,024
	679
Average Balance	497,485
Weighted Average Coupon	5.50%
Weighted Average Maturity	340
Weighted Average Seasoning	20
Weighted Average Loan-to-Value	65%
Weighted Average FICO Score	758
Geographic Distribution	CA(50%),NY(11%)
Full/Alt Documentation	79%
Purpose-Cash Out	68%
Single Family Detached	95%
Prepayment Penalty	0%

- Note that all pool data is subject to standard deal variance.

Time Table (approximate)

Expected Settlement	5/31/05
Cut-Off Date	5/1/05
First Distribution Date	6/25/05
Distribution Date	25th or Next Business Day

JPMSI Whole Loan Trading Desk

Greg Boester
John Horner
Dan Lonski
Tom Scudese
Ruslan Margolin
Marc Simpson

212.834.2499

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Preliminary Structural and Collateral Term Sheet

JPMorgan

$515,000,000 (approximate) of Senior Certificates

Residential Asset Acquisition Corp. 2005-SP1

Mortgage Pass-Through Certificates, RAAC 2005-SP1

05/11/2005

Deal Summary Report

		Assumptions		Collateral				
Settlement	31-May-05	Prepay	225 PSA|250 PSA	Balance	WAC	WAM	Age	WAL
1st Pay Date	25-Jun-05	Default	0 CDR	$197,257,638.29	5.35	339	20	5.97537
		Recovery	0 months	$328,660,023.75	5.50	340	20	5.49233
		Severity	0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
WAC_IO1		4,903,824.89	5.0000	06/05 - 08/33	5.97537	01-May-05	NTL_IO
PT1		193,312,485.00	5.0000	06/05 - 08/33	5.87299	01-May-05	FIX
SUBORD_1		3,945,153.29	5.0000	06/05 - 08/33	10.9918	01-May-05	FIX
PT2		322,086,823.00	5.2500	06/05 - 09/33	5.38661	01-May-05	FIX
SUBORD_2		6,573,200.76	5.2500	06/05 - 09/33	10.67286	01-May-05	FIX

Yield Curve

Mat	3MO	6MO	2YR	5YR	10YR	30YR
Yld	2.888	3.207	3.716	3.954	4.252	4.599